Mail Stop 3720

March 17, 2006

Joseph A. Falsetti
President and Chief Executive Officer
Cenuco, Inc.
2000 Lenox Drive, Suite 202
Lawrenceville, New Jersey 08648

      Re: **Cenuco, Inc.**
              Amendment No. 1 to Preliminary Schedule 14A filed February 24, 2006
              File No. 1-32187

Dear Mr. Falsetti:

      We have reviewed the filings above and have the following comments. We have limited our review to the proposals in your Preliminary Schedule 14A and related matters. Where indicated, please amend your filings in response to these comments. Please address all remaining comments in future filings. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your responses to prior comments 1 and 19. Please note that the situation described in Note A of Schedule 14A is presented as an example only; it is not intended to limit the extent to which Note A may apply. In this regard, we are unaware of any temporal limitation on the application of Note A. In addition, we believe that, pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the merger, the company knew that additional shares of common stock were needed to merge with Hermes. Either provide

us with a detailed legal analysis for your position, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide all of the information required by Item 14 of Schedule 14A, particularly the financial information specified by Item 14(b)(8)-(11).

Summary, page 6

The Special Meeting, page 7

2.   Your revisions to the description of Proposal Two, on page 7, indicate that Proposal One can only be approved if Proposal Two is also approved, but the description suggests that Proposal Two <u>can</u> be approved without approving Proposal One. By contrast, on pages 57-58, your disclosure indicates that Proposal Two <u>can not</u> be approved without approving Proposal One. Please revise to clarify whether or not Proposal Two can be approved without approving Proposal One. Similarly revise your descriptions of the interdependence between Proposals Three and Four on pages 8 and 69.

Financing Transaction, page 12

3.   We note your revisions and responses to prior comments 10 and 35. We are not persuaded by your explanation that stockholder approval of Proposals Three and Four are "totally unrelated to the Playtex asset acquisition." In this regard, we note the disclosure in your Form 8-K filed November 21, 2005, and the agreements filed as exhibits to that Form. Please revise to disclose more clearly that you entered the bridge loan and the refinancing agreements on November 16, 2005, to provide the funds for the Playtex brand acquisition, which occurred on the same date. Additionally disclose more clearly that the purchasers of the convertible securities described in connection with Proposals Three and Four are also the lenders under the bridge loan.

The Merger, page 30

Background of the Merger, page 30

4.   Expand your disclosure of the "other potential acquisitions and other alternatives" that the board considered, as reported by Mr. Bettinger. For instance, disclose the number of companies that Mr. Bettinger contacted regarding a potential business combination, summarize the extent and nature of the discussions with those parties, and elaborate on the substance of Mr. Bettinger's presentation to the board, which provided the basis for the board's conclusion that a combination with those companies would not satisfy the company's goals.

Purpose of the Merger; Effect of Stock Issuances, page 33

5.   We note your response to prior comment 28, in which you state that "until such time as stockholders approval is obtained, the Series A Preferred Stock is, by its terms, not convertible into common stock of the Company." You make similar statements in response to prior comment 2. However, your disclosure on page 34 states that "[e]ach share of the Series A Preferred Stock is presently convertible into 10,095.87 shares of common stock." Please revise as appropriate throughout the filing so that your disclosure is consistent with your supplemental explanations.

Opinion of Financial Advisor to Cenuco, page 38

Discounted Cash Flow Analysis, page 43

6.   We note your revisions in response to prior comment 32. Please further revise to more clearly address the matters raised in prior comment 32. For example:

*   Further revise to include a caption above the row titled "NPV-Merged" identifying which column is the high end of the range, which is the low end and which is the mean.
*   Also explain in more detail how your financial advisor determined that a compound annual growth rate of 37.1% for net earnings was appropriate. Although you indicate that you are not using that line item for determining the net present value of the combined company, you are disclosing a forecast that states that your net earnings will grow at 37.1% per year. Disclose how your financial advisor determined this growth rate. For example, disclose the recent historical compound annual growth rate of the Lander business.
*   Also provide more detail about the growth, discount rate and other assumptions that your financial advisor used to calculate the terminal value. For example, revise to clarify how your financial advisor calculated a range of discount rates that "incorporate[s] some measure of a risk-free and additional rate that equates to the vFinance's opinion of the business risks associated with those cash flows." Provide more specific details to permit investors to evaluate this measure of a risk-free rate and to explain what are the business risk premium, the catch-all risk premium and how they were calculated.

7.   Also, your revisions in response to prior comment 32 indicate that vFinance's discounted cash flow analysis determined a combined Cenuco/Hermes corporate entity with a value range of $149.5 million to $174.4 million, with a mean of $161.4 million. Your revised disclosure on page 45 indicates that Cenuco's market capitalization at the date of the fairness opinion was $73.8 million. Applying that market capitalization to determine the percentage that the Cenuco shareholders should own in the combined entity, based on the discounted cash flow valuation, suggests that the percentage ownership that Cenuco

shareholders should have received in the combined entity would fall in a range of 42.3% to 49.4%, with a mean of 45.7%. However, your disclosure indicates that Cenuco holders received 35% of the combined entity, which is considerably less than the range apparently indicated by vFinance's discounted cash flow analysis. Please revise to disclose what consideration vFinance and your board gave to these results.

* * * * *

Please amend your Preliminary Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a response letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief